Intelligent Clinical Systems, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period from August 18, 2025 through December 27, 2025



Mongio & Associates CPAs LLC

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Intelligent Clinical Systems, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 27, 2025 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the short period from August 18 2025 through December 27 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Dissolution
The Company was dissolved on December 27, 2025. Intelligent Clinical Systems, Inc. was subsequently formed as a separate Arizona corporation. Refer to the financial statements of Intelligent Clinical Systems, Inc. and the related CPA review report at inception for additional information.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 21, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 27, 2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	49
Total Current Assets	49
TOTAL ASSETS	49
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
Commitments & Contingencies (Note 4)	
EQUITY	
Members Equity	20,000
Accumulated Deficit	(19,951)
Total Equity	49
TOTAL LIABILITIES AND EQUITY	49

Statement of Operations

	Period from August 18 Through December 27, 2025
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	10,416
General and Administrative	1,410
Research and Development	8,125
Total Operating Expenses	19,951
Operating Income (loss)	(19,951)
Earnings Before Income Taxes	(19,951)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(19,951)

Statement of Cash Flows

	Period from August 18 Through December 27, 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(19,951)
Net Cash provided by (used in) Operating Activities	(19,951)
FINANCING ACTIVITIES	
Proceeds from Members Equity	20,000
Net Cash provided by (used in) Financing Activities	20,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	49
Cash at end of period	49

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 08/18/2025	-	-	-
Capital Contributions	20,000	-	20,000
Net Income (Loss)	-	(19,951)	(19,951)
Ending Balance 12/27/2025	20,000	(19,951)	49

Intelligent Clinical Systems, LLC
Notes to the Unaudited Financial Statements
December 27th, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Intelligent Clinical Systems, LLC ("the Company") was formed in California on August 18th, 2025 with the founder as its sole member. The Company was dissolved on December 27, 2025 and was not converted into the Arizona corporation, Intelligent Clinical Systems, Inc., which was subsequently formed on February 20th, 2026. The Company held only nominal remaining assets at dissolution and no material assets, liabilities, contracts, or obligations were transferred to or assumed by the Arizona corporation.

The Company plans to earn revenue by selling ambient intelligent modular rack guidance systems that turn ordinary storage racks into context-aware, voice-activated guided networks. The network transforms static storage into an intelligent, responsive environment that works seamlessly with clinical workflows, while hierarchical learning across racks continuously improves accuracy and performance over time. This powerful combination of edge-based AI and systemwide rack synchronization creates a self-improving guidance infrastructure that gets smarter with every interaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company did not have an equity-based compensation plan.

Income Taxes

Prior to dissolution, the Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company followed ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company was not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company's management believes it was complying with all relevant laws and regulations. The Company did not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company was a limited liability company wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 27, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2026, the date these financial statements were available to be issued.

After the Company dissolved on December 27th, 2025, Intelligent Clinical Systems Inc. was formed on February 20th, 2026, as an Arizona corporation, which plans to earn revenue by selling ambient intelligent modular rack guidance systems that turn ordinary storage racks into context-aware, voice-activated guided networks. The network transforms static storage into an intelligent, responsive environment that works seamlessly with clinical workflows, while hierarchical learning across racks continuously improves accuracy and performance over time. This powerful combination of edge-based AI and systemwide rack synchronization creates a self-improving guidance infrastructure that gets smarter with every interaction.